UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the period ended September 30, 2007.

Commission File Number 000-49917

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900 – 409 Granville Street, Vancouver, BC V6C 1T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.
(Registrant)

Date	November 29, 2007	By
(Signature)*

Andrew Studley, CFO
(Name and Title)

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

Exhibit Number	Description

99.1	1st Quarter Consolidated Financial Statements
99.2	1st Quarter Management Discussion and Analysis
99.3	Form 52-109F1 Certification of Annual Filings - CEO
99.4	Form 52-109F1 Certification of Annual Filings - CFO

Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

Ended September 30, 2007
(Expressed in Canadian Dollars)

(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(UNAUDITED)

	Sep. 30,	Jun. 30,
	2007	2007
ASSETS

Current Assets
Cash and cash equivalents	$6,935,711	$13,540,315
Amounts receivable	142,594	75,580
Marketable Securities (Note 4)	147,000	126,000
Prepaid expenses	235,958	159,039
	7,461,263	13,900,934

Restricted cash (Note 6(a))	640,421	683,249
Capital assets (Note 5)	88,012	53,943
Interests in Geothermal Properties (Note 6)	30,968,518	25,180,575

	$39,158,214	$39,818,701

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$2,572,009	$2,938,540

Asset Retirement Obligation	429,857	424,377
	3,001,866	3,362,917

SHAREHOLDERS' EQUITY

Share Capital (Note 7)	41,970,388	41,862,542
Contributed Surplus (Note 8)	4,613,704	4,557,978
Accumulated Other Comprehensive Income	78,926	50,642
Deficit	(10,506,670)	(10,015,378)
	36,156,348	36,455,784

	$39,158,214	$39,818,701

Commitments (Note 10)
|Subsequent Events (Note 13)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Month Ended
	Sep. 30, 2007	Sep. 30, 2006

Operating Expenses
Accounting and audit	$7,500	$11,000
Asset retirement obligation	5,480	-
Administration	110,709	41,488
Amortization	5,648	2,999
Consulting fees	147,047	62,628
Conventions and publishing	33,617	46,489
Foreign exchange loss	(8,376)	75,023
Gain (loss) on sale of marketable securities	-	(11,330)
Investor relations	31,202	31,559
Insurance	16,878	17,514
Legal	57,435	9,340
News dissemination	7,466	4,721
Office expenses	25,159	13,384
Option proceeds in excess of mineral
property costs	(3,464)	-
Rent and telephone	27,224	15,337
Stock-based compensation	86,447	21,583
Transfer agent and regulatory fees	10,440	2,130
Travel and business development	44,707	36,692

	605,119	380,557

Other Income
Interest income	113,827	143,677

	113,827	143,677

Loss for the period	(491,292)	(236,880)

Deficit, beginning of period	(10,015,378)	(7,140,399)

Deficit, end of period	(10,506,670)	(7,377,279)

Basic and diluted loss per share	$(0.01)	$(0.00)

Weighted average number of shares
issued and outstanding	76,864,660	53,214,671

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Months Ended
	Sep. 30, 2007	Sep. 30, 2006

Cash flows from (used in) operating activities
Loss for the period	$(491,292)	$(236,880)
Items not requiring (providing) cash:
Amortization	5,648	2,999
Accretion	5,480	-
(Gain) loss on sale of securities	-	(11,330)
Foreign exchange loss on marketable securities	7,284	-
Foreign exchange loss on restricted cash	42,828	-
Stock-based compensation	86,447	21,583
Adjustments to reconcile net income (loss) to
net cash used in operation activities:
Decrease (increase) in accounts receivable	(67,014)	57,150
(Decrease) increase in accounts payable	(2,510,984)	(347,518)
(Increase) decrease in prepaid expenses	(76,919)	(89,808)

	(2,998,522)	(603,804)

Cash flows used in investing activities
Mineral property interests	(3,643,490)	(7,065,196)
Proceeds from disposal of marketable securities	-	25,490
Acquisition of capital assets	(39,717)	(2,682)

	(3,683,207)	(7,042,388)

Cash flows from financing activities
Options exercised	77,125	27,000

	77,125	27,000

Increase (decrease) in cash and cash equivalents	(6,604,604)	(7,619,192)

Cash and cash equivalents, beginning of period	13,540,315	16,117,092

Cash and cash equivalents, end of period	$6,935,711	$8,497,900

Cash and cash equivalents is comprised of:
Cash	$509,716	$86,757
Short-term deposits	6,425,995	8,411,143
	$6,935,711	$8,497,900

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Month Ended
	Sep. 30, 2007	Sep. 30, 2006
Net loss for the period	$(491,292)	$(236,880)
Other comprehensive income
Increase in unrealized holding gains on marketable securities	28,284	-
Comprehensive loss	$(463,008)	(236,880)

	For the Three Month Ended
Accumulated comprehenisve income	Sep. 30, 2007	Sep. 30, 2006
Balance, beginning of period	$50,642	$-
Other comprehensive income for the period	28,284	-
Balance, end of period	$78,926	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995 under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amount shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at September 30, 2007, the Company has a working capital of $4,459,397, and has accumulated losses totalling $10,506,670.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	NEWLY ADOPTED ACCOUNTING POLICIES

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

2.	NEWLY ADOPTED ACCOUNTING POLICIES (CONTINUED)

The new standards and policies are as follows:

(i)	Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

(ii)	Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company’s financial statements include a Statement of Comprehensive Loss, which includes the components of comprehensive income. For the Company, other comprehensive income (“OCI”) is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”) which is presented within shareholders’ equity in the balance sheet.

(iii)	Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at September 30, 2007 the Company has not designated any hedging relationships.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co., incorporated in the State of Nevada, NGP Blue Mountain Holdco LLC , incorporated in the State of Nevada, NGP Blue Mountain I LLC, incorporated in the State of Nevada, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated. The Company accounts for companies

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

acquired, by the purchase method of accounting. This includes the results of those companies from the date of acquisition.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

c)	Marketable Securities

In accordance with the recommendations of section 3855 “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

d)	Geothermal Property Costs

Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its geothermal interests in good standing. The amounts shown for geothermal properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

e)	Option Proceeds Received On Geothermal Properties

Option proceeds received are treated as a reduction of the carrying value of the related geothermal properties and deferred exploration costs and the excess, if any, is taken into income.

f)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This policy requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This policy requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Comprehensive Income (Loss) (Continued)

Accordingly, the Company reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

g)	Capital Assets and Amortization

Capital assets are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

h)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

i)	Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)	Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

k)	Loss Per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

l)	Asset Retirement Obligations

Future costs to retire an asset, including remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

m)	Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

n)	Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the quarter end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

4.	MARKETABLE SECURITIES

	September 30, 2007		June 30, 2007
	(unaudited)		(audited)
	NUMBER OF		NUMBER OF
	SHARES	AMOUNT	SHARES	AMOUNT

Sierra Geothermal Power Corp:
Cost – common shares,
net of foreign exchange	300,000	$68,074	300,000	$75,358
Unrealized gain recognized	-	78,926	-	50,642

	300,000	147,000	300,000	$126,000

5.	CAPITAL ASSETS

	Sept. 30, 2007	Jun. 30, 2007
	(unaudited)	(audited)

Computers	$53,102	41,649
Field Equipment	44,266	14,446
Office Furniture & Equipment	33,302	31,312
Software	19,605	18,883
	150,275	106,291
Accumulated depreciation	62,263	52,347
	$88,012	53,943

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company's geothermal property interests, all located in the U.S., are as follows:

	September 30,
	2007	2006
Blue Mountain Geothermal Project - Nevada	$30,368,308	$15,994,355
Pumpernickel Valley Geothermal Project - Nevada	-	-
Black Warrior Peak Project - Nevada	167,399	96,786
Crump Geyser - Oregon	432,811	396,374
Other potential projects	-	5,318
	$30,968,518	$16,492,833

a)	Blue Mountain Geothermal Project, Nevada,

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest, covers 4,445.195 hectares (10,984.30 acres) on 17 geothermal sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 15mi2 (39km2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $640,421 (US$645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. This security deposit has been disclosed as restricted cash in these financial statements.

The Company has placed on deposit with a Canadian Chartered Bank a deposit of US$645,000 as security for this letter of credit. The deposit currently earns interest at the rate of 4.2% per annum which accrues to the Company.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

a)	Blue Mountain Geothermal Project, Nevada, (Continued)

The following costs have been incurred on the project:

	September 30,
	2007	2006
Acquisition
Property leases, permits and regulatory	$38,118	$5,535

Deferred exploration
Geological and geophysical	465,729	231,761
Non-geological consulting	314,091	144,565
Drilling	4,121,465	5,626,443
Road Maintenance	-	338,901
Camp and field supplies	672,126	609,097
Reports and maps	1,421	657
Testing	92,392	-
Water analysis	-	33,526
Water rights	-	28,935

Costs incurred during the period	5,705,342	7,019,420

Balance, beginning of period	24,662,966	8,974,935

Balance, end of period	$30,368,308	$15,994,355

b)	Pumpernickel Valley Geothermal Project, Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km2 (5 mi2) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares (934 acres)) to the Company for a one time fee of US$15,000 and a commitment to use ORMAT equipment, to be acquired at market rates, for the Pumpernickel project. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another four sections of federal land, bringing the total leasehold to 2,809.498 hectares (6,942.41 acres).

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

      3½% of gross proceeds from electrical power sales (less taxes and transmission costs),
      5% of the gross proceeds of a sale of any substances in an arm’s length transaction
      2% of the gross proceeds from the sale of or manufacture there from of bi- products,
      10% of net profits from the use of substances at a commercial facility other than an electric power generating facility
      Substances or electrical power used by the Company for operations at an on- site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (“SGC”) will finance up to $5-million in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, SGC must complete $5-million in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period ending December 15, 2008. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit. At September 30th Sierra Geothermal Corp had met its obligations under the contract.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)

The following costs have been incurred on the project:

	September 30,
	2007	2006
Acquisition
Property leases, permits and regulatory	$1,340	$-

Deferred exploration
Camp and field supplies	1,328	814
Geological and geophysical	20,273	4,765
Non-geological consulting	-	3,467
Reports and maps	171	10
Sierra Geothermal funding and option payments	(23,112)	(9,056)

Costs incurred during the period	-	-

Balance, beginning of period	-	-

Balance, end of period	$-	$-

c)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 26 km2 (10 mi2) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for US$1 million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

c)	Black Warrior Peak, Nevada, U.S.A. (Continued)

The following costs have been incurred on the project:

	September 30,
	2007	2006
Acquisition
Property leases, permits and regulatory	$10,612	$11,362

Deferred exploration
Geological and geophysical	55,509	202
Reports and maps	31	-

Costs incurred during the year	66,152	11,564

Balance, beginning of period	101,247	85,222

Balance, end of period	$167,399	$96,786

d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in south eastern Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	September 30,
	2007	2006
Acquisition
Property leases, permits and regulatory	$16,449	$17,127

Deferred exploration
Camp and field supplies	-	560
Geological and geophysical	-	15,166

Costs incurred during the period	16,449	32,853

Balance, beginning of period	416,362	363,521

Balance, end of period	$432,811	$396,374

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

7.	SHARE CAPITAL

a)	Authorized:	Unlimited voting common shares - no par value
25,000,000 first preferred shares - no par value (none issued)
25,000,000 second preferred shares - no par value (none issued)

During the year ended June 30, 2007, the Company’s shareholders approved an increase in authorized common shares from 100,000,000 to an unlimited number.

b)	Common Shares Issued and Outstanding

	SHARES	AMOUNT

Balance, June 30, 2006	53,202,171	$28,591,656

For cash
Options exercised	545,000	295,200
Private Placements, net of financing costs	23,077,000	12,842,679
Options exercised - stock option valuation	-	133,007

Balance, June 30, 2007	76,824,171	41,862,542

For cash
Options exercised	117,500	77,125
Options exercised - stock option valuation	-	30,721

Balance, September 30, 2007	76,941,671	$41,970,388

During the year ended June 30, 2007, the Company completed a private placement and issued 23,077,000 units at a price of $0.65 per unit for gross proceeds of $15,000,050 before issuance costs of $2,157,371, including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period.

As a finance fee, the company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,036,530 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

7.	SHARE CAPITAL (CONTINUED)

c)	Stock Options

During the three month period ended September 30, 2007, the company received $77,125 from the exercise of 117,500 stock options.

As at September 30, 2007, the following stock options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	SEP. 30,	CONTRACTUAL	EXERCISE	SEP. 30,
PRICE	2007	LIFE	PRICE	2007

0.28	478,000	0.89	0.28	478,000
0.35	180,000	1.41	0.35	180,000
0.54	232,000	2.01	0.54	232,000
0.76	12,500	3.96	0.67	12,500
0.90	1,723,000	3.32	0.90	1,723,000
0.65	3,797,000	4.52	0.65	3,710,750
0.80	250,000	4.84	0.80	250,000
	6,672,500	3.79	0.68	6,586,250

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

7.	SHARE CAPITAL (CONTINUED)

c)	Stock Options (Continued)

A summary of the changes in share purchase options for the year ended June 30, 2007 and for the three month period ended September 30, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2006	3,483,000	$0.71

Granted	3,927,000	0.65
Exercised	(545,000)	0.54
Cancelled/expired	(325,000)	0.90

Balance, June 30, 2007	6,540,000	0.68

Granted	250,000	0.80
Exercised	(117,500)	0.58
Expired	-	0.00

Balance, September 30, 2007	6,672,500	$0.68

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the three month period ended September 30, 2007, the Company recorded $86,447 (2006 - $21,583) in stock based compensation for options granted.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006

Risk free interest rate	4.13 - 4.21%	3.80 - 4.43%
Expected life	1 - 2 yrs	1 -2 yrs
Expected volatility	57 – 66%	70 - 75%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.30	$0.37

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

7.	SHARE CAPITAL (CONTINUED)

d)	Agents Units

As at September 30, 2007, the following agents units were outstanding:

		Number		Number
		Outstanding	Remaining	Exercisable
	Exercise	at Sep. 30,	Contractual	at Sep. 30,
	Price	2007	Life (years)	2007

April 28, 2008	0.90	1,573,333	0.58	1,573,333
March 1, 2009	0.65	1,846,160	1.42	1,846,160
		3,419,493	0.77	3,419,493

A summary of the changes in agents units for the year ended June 30, 2007 and for the three month period ended September 30, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	UNITS	PRICE
Balance, June 30, 2006	1,573,333	$0.90

Granted	1,846,160	0.65

Balance, June 30, 2007	3,419,493	0.77

Granted	-	-

Balance, September 30, 2007	3,419,493	$0.77

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

7.	SHARE CAPITAL (CONTINUED)

e)	Share Purchase Warrants

As at September 30, 2007, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
SHARES	PRICE	DATE

13,000,000	1.40	April 21, 2008
6,666,667	1.40	April 28, 2008
3,850,000	1.10	Februray 12, 2009
19,227,000	1.10	Februray 28, 2009
42,743,667

A summary of the changes in share purchase warrants for the year ended June 30, 2007 and for the three month period ended September 30, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2006	24,465,667	$1.31

Issued	23,357,000	1.10
Exercised	(5,079,000)	(0.80)

Balance, June 30, 2007	42,743,667	1.24

Issued	-	-
Exercised	-	-
Expired	-	-

Balance, September 30, 2007	42,743,667	$1.24

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

8.	CONTRIBUTED SURPLUS

	September 30,
	2007	2006
Balance, beginning of period	$4,557,978	$2,375,310
Compensation options & agents units granted	86,447	21,583
Stock options exercised	(30,721)	(21,015)
Balance, end of period	$4,613,704	$2,375,878

9.	RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2007 and 2006, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	September 30,
	2007	2006

Consulting	$97,326	$60,462
Director fees	$17,136	$10,500
Geothermal consulting	$54,021	$253,767
Rent	$1,238	$-

As at September 30, 2007, a total of $131,577 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

10.	COMMITMENTS

The following are commitments at September 30, 2007 that are not otherwise disclosed elsewhere:

a)

On April 16, 2007 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$15,000 per month for an initial term of three years. The agreement may be renewed for further annual terms upon the mutual agreement of the parties.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

10.	COMMITMENTS (CONTINUED)

b)

The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

2008	$350,487
2009	$508,216
2010	$569,862
2011	$587,050
2012	$554,410
2013 and thereafter	$1,338,621
$3,908,646

c)

On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement was $5,000 per month for an initial term of twelve months. The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options. As of September 30, 2007, 200,000 options have been issued, and the investor relations services continue to be provided on a month-to-month basis.

d)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and was to be renewed annually until rescinded. The contract was terminated on October 1, 2007.

e)

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and was to be renewed annually until rescinded. The contract was terminated on October 1, 2007

11.	SEGMENTED DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

12.	CONTINGENT LIABILITIES

The Company is disputing certain expenses with a former drilling contractor. The maximum amount under dispute approximates US$900,000. The Company is confident that the amounts owing are substantially less and accordingly has accrued a smaller amount; however the outcome of the legal proceedings is not presently determinable.

13.	SUBSEQUENT EVENTS

Subsequent to September 30, 2007:

a)	On October 1, 2007, the Company cancelled 230,000 stock options held by a former employee and consultant.

b)	On October 1, 2007, the Company granted 80,000 incentive stock options to an employee of the Company. The options are exercisable at a price of $0.81 per share for a period of five years.

c)

On October 1, 2007, the Company entered into an employment contract with Mr. Brian Fairbank, President and CEO. Simultaneously, the Company agreed to hire the former employees and acquire certain assets from Fairbank Engineering Ltd. (“FEL”). FEL is a consulting company owned by Mr. Fairbank. As consideration, the Company has agreed to pay approximately $262,000 Cdn. The purchase price will be paid in a combination of cash and shares and is subject to the acceptance of the TSX Venture Exchange.

d)	On October 10, 2007, the Company received proceeds of $27,000 from the exercise of 50,000 stock options.

f)

On November, 5, 2007, the Company’s wholly-owned subsidiary NGP Blue Mountain I LLC (“NGP1”) closed a US$20-million bridge financing with Glitnir Banki hf (“Glitner”) and amended the commitment letter for the construction loan to include Glitnir, with Morgan Stanley, as underwriter of the construction loan. Glitnir is providing a bridge loan of $20-million (U.S.) for the continuing development of the 35-megawatt (gross) Blue Mountain, Faulkner I project in Nevada. The proceeds of the loan will finance preconstruction of the geothermal power plant, the geothermal well field, related infrastructure and development costs until the construction permits for the power plant are received. The facility will mature 12 months from the closing date or when the construction loan is received – which is expected no later than the second quarter of 2008.

Coinciding with the bridge financing, on Nov. 1, 2007, the commitment letter for the construction financing has been amended and restated; Glitnir has executed commitment of 50 per cent of the $100-million (U.S.) construction loan.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

13.	SUBSEQUENT EVENTS (CONTINUED)

g)

Also on November 5, 2007 the Company’s wholly-owned subsidiary NGP Blue Mountain I LLC (“NGP1”) executed a Large Generator Interconnection Agreement (LGIA) with Sierra Pacific Power Company (SPPC). The executed LGIA covers up to 75 MW of new electric generation in two phases from the Blue Mountain Geothermal resource.

h)	On November 20, 2007, the Company received proceeds of $13,500 from the exercise of 25,000 stock options.

Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the three months ended September 30, 2007 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2007. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is November 26, 2007. This MD&A contains statements that constitute “forward-looking statements and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 9).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects in Nevada and Oregon. Geothermal electricity is generated using heat from the earth in the form of water or steam to produce clean, renewable energy. The power plants use proven technology to produce base load power for growing utilities, particularly those located in States, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that are driving generation from renewable resources. The Company and/or its wholly owned subsidiary Nevada Geothermal Power Company (“NGPC”) holds leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon. The Company has signed a Power Purchase Agreement with Nevada Power Company for the production of up to 35 megawatts (“MW”) (gross) electricity annually and is developing its Blue Mountain property and planning power plant construction accordingly.

OVERALL PERFORMANCE

The Company’s current focus is the continued exploration, evaluation and development of its geothermal power generation prospects at Blue Mountain. In this regard, the Company has made significant progress. During the quarter ended September 30, 2007 the Company continued resource exploration with production wells 38-14 and 23-14, and continued to build its organization in preparation for a Blue Mountain construction project. Its first production well (26A-14) and its third production well (23-14) have been determined to be capable of producing 9.6MW (gross) and 10 MW (gross) respectively. Well 38-14 has not been flow tested. Also, during the quarter the Company received commitments for Blue Mountain power plant construction and take out equity financing.

GEOTHERMAL PROPERTY INTERESTS

As at September 30, 2007, the Company’s geothermal property interests were comprised of the following:

1) Blue Mountain Geothermal Property - Nevada

The property is located in Humboldt County, north central Nevada, about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch and RLF Nevada Properties. The Company holds a 100%

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

geothermal mineral interest and is entitled to explore, develop, and produce any geothermal resources located on the properties.

1) Blue Mountain Geothermal Property – Nevada (cont’d)

At the property, a shallow thermal anomaly covers 10 km² (4 mi²), and temperatures have been measured up to 192°C (378°F).

Five drill pads were completed, and 20-inch diameter surface casings set and cemented at three sites in August 2006. The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). The well was flow tested for 60 hours ending on October 2, 2006. A third party geothermal consulting company determined that data from flow-test results are indicative of a prolific well, with the potential to produce 9.6MW (gross) and greater than 7MW (net) of power. A December 11, 2006 temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F), the highest measured to date at Blue Mountain.

Drilling on the second production well (38-14) was divided into two stages due to mechanical difficulties with the drilling rig. Stage I drilling started June 23, 2006 and continued until December 5, 2006 to a depth of 612m (2008 ft). The stage II drilling program continued using another rig on May 24, 2007 and was completed by July 7, 2007 to a total depth of 1653m (5426 ft). The well intersected a flow of hydrothermal fluid that flashed at 110°C (230°F) at depth of 121m (397 ft). Temperature logs recorded temperatures as high as 170°C (339°F) at 813m (2667 ft) with a reversal down to 154°C (309°F) at the bottom of the well. To date well 38-14 has not been flow tested. A third party geothermal consulting company has been asked to provide the Company with a long term well flow testing plan.

Drilling on a third production well, 23-14, began on July 28, 2007 and was completed Sept 17, 2007 to a total depth of 1041m (3415 ft). At 1036m (3400 ft) a temperature of 190°C (374°F) was recorded. A third party geothermal consulting company determined that data from flow-test results are indicative of another prolific well, with the potential to produce 10 MW (gross) and greater than 7.5 MW (net) of power.

Additional wells are planned in the near future. The Company plans to start a follow-up three well drilling program (25-14, 44-14 & 42-14) prior to year end 2007. During 2008, additional thermal gradient holes are also planned, to further define the thermal anomaly, and potential sources of water for drilling and power plant cooling.

In early 2006, the company applied for an interconnection to the Sierra Pacific Power Company (“SPPC”) 120kV transmission line near Mill City. Subsequent facility and impact studies by SPPC confirmed suitability and identified costs. An interconnection System Impact Study facilitated the selection of a route for a transmission line. A cultural resource survey was completed in April 2007 and no artifacts were found. The selected right-of-way (“ROW”) is 34 km (21 miles) long and located on gently rolling undeveloped desert terrain. The company and SPPC executed a Large Generator Interconnection Agreement (“LGIA”) in November 2007.

An Environmental Assessment (“EA”) will be complete by December 17, 2007. Since the Utility Environmental Protection Act (“UEPA”) permitting process is being revised the full permitting process or equivalent is expected to be complete in the second quarter of fiscal 2008.

An underground injection permit application was submitted in October 2007. Approval is anticipated in late 2007 or early 2008.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

2) Pumpernickel Geothermal Project – Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km² (5 mi²) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares [934 acres]) to the Company for a one time fee of $15,000 (U.S.) and a commitment to use ORMAT equipment, to be acquired at market rates, for the Pumpernickel project. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another 4 sections of federal land, bringing the total leasehold to 2,809 hectares (6,942 acres).

Sierra Geothermal Power Corp., a TSX Venture listed company (TSX-V: SRA) (formerly Inovision Solutions Inc.), has an option to earn a 50-per-cent joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under this option, Sierra Geothermal is required to make certain cash payments and to issue common shares to the Company as well as to undertake $5-million in project expenditures over a 5 year period that began December 14, 2004. Sierra Geothermal was in good standing with its obligations at September 30, 2007.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft). Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

A third party geothermal consulting company completed a deep slim well design in March 2007. A seismic survey, completed in the 4th quarter of fiscal 2007, was analyzed in conjunction with the prior data and it highlighted target drilling areas. Two thermal gradient holes are planned before the end of 2007 and a deep well to confirm the resource is planned for 2008.

In September 2007, William Lettis & Associates Inc. prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. It also helps identify potential drilling targets for geothermal exploration.

3) Black Warrior Project - Nevada

This project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 26 km² (10 mi²) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company has an option to purchase the royalty for $1 million (U.S.).

A gravity survey was conducted July 14, 2007 through July 25, 2007. The data was analyzed and potential drill targets are being evaluated.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

4) Crump Geyser Project – Oregon

The Crump Geyser project is located in Lake County, Oregon, 48 km (30 mi) east of Lakeview. In August 2005, the Company acquired leases at Crump Geyser totaling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a 3.5% royalty of gross revenues from the availability, sale or use of electricity.

In 1959, a 512m (1,680 ft) well drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A 3 point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (model) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed the reservoir temperature.

A third party consulting company has completed well designs for future planned drilling.

FINANCIAL SUMMARY

During the quarter ended September 30, 2007, the Company invested in confirming its Blue Mountain resource and arranging potential financing for construction of the power plant, incurring a loss of $491,292 or $0.01 per share compared to a loss for the quarter ended September 30, 2006 of $236,880 or $0.00 per share. The net loss increase primarily results from an increase of $153,650 in administration and consulting fees required to support the higher level of activity. Stock-based compensation is also higher by $64,864.

Operating Expenses increased with the size and scope of operations as the Company continued to invest in its capabilities and further developed the Blue Mountain project. Administrative expenses of $110,709 (2006 – $41,488) increased with the hiring of employees. Consulting fees of $147,047 (2006 - $62,628) rose as a result of assistance required with the higher level of activity. Office expenses of $25,159 (2006 - $13,384), legal costs of $57,435 (2006 - $9,340), transfer agent and regulatory costs of $10,440 (2006 - $2,130) and rent and telephone costs $27,224 (2006 - $15,337) also increased.

Losses were offset by interest income $113,827 (2006 - $143,677) and payments associated with the Pumpernickel contract.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for fiscal years ended June 30, 2007, 2006 and 2005. These financial statements were audited by Morgan & Company, Chartered Accountants. The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive. Therefore basic and diluted losses per share are equal for the years presented.

(Rounded to the nearest thousand dollars)

For the quarter ended June 30		2007	2006	2005
a) Total Revenues	$	Nil	Nil	Nil

b) (Loss) before discontinued operations and
extraordinary items		$(2,875,000)
			(1,605,000)	(1,308,000)
c) Basic and diluted loss per share		$(0.05)	(0.04)	(0.05)

d) Net (loss) for the year		$(2,875,000)	(1,605,000)	(1,308,000)

e) Basic and diluted loss per share		$(0.05)	(0.04)	(0.05)

f) Total assets		$39,819,000	25,825,000
				6,637,000
g) Total long-term financial liabilities		$424,000	Nil	Nil

h) Cash dividends per share for each class of	$	Nil	Nil	Nil
share

The increasing losses and increasing net losses reflect higher overhead expenses associated with the Company’s escalating project development. Similarly, the increases in total assets result from a combination of the deferral of exploration costs and the increasing cash position that has resulted from successful financing activities. On a comparative basis, the Company has increased these activities as a direct function of the successful results of its exploration program. During the 2006 & 2007 fiscal years the company raised approximately $32.7 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada, U.S.A. Consequently total assets increased significantly when compared to prior year totals. Long term liabilities are estimated asset retirement obligations.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

SUMMARY OF QUARTERLY RESULTS

	Period		Revenue	Loss	Loss (income)
				(Income)	per share
					(Basic and fully
					diluted)
			(Unaudited)	(Unaudited)	(Unaudited)
1st	Quarter 2008	$	Nil	$491,292	$0.01
4th	Quarter 2007	$	Nil	$2,030,000	$0.015
3rd	Quarter 2007	$	Nil	$357,000	$0.01
2nd	Quarter 2007	$	Nil	$251,000	$0.005
1st	Quarter 2007	$	Nil	$237,000	$0.01
4th	Quarter 2006	$	Nil	$(26,000)	$(0.01)
3rd	Quarter 2006	$	Nil	$1,235,000	$0.04
2nd	Quarter 2006	$	Nil	$272,000	$0.01

The loss for the disclosed periods results from the Operating Expenses incurred in each Quarter. The Company’s Operating Expenses relate to the financial resources available and the exploration and development work undertaken. Consequently, observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows, explores and develops its most advanced geothermal project at Blue Mountain. The increased loss in the first quarter of 2008 is primarily the result of the associated administration and consulting expenses, as well as stock based compensation. The loss in the fourth quarter of 2007 also resulted from higher administration, consulting and stock based compensation expenses, as well as a foreign exchange loss resulting from a rising Canadian exchange rate. The loss in the third quarter of 2006 was caused by a significant Company marketing program as well as stock-based compensation expenses. The income in the final quarter of 2006 was the result of three factors: a) the Company earned approximately $173,000 in interest income; b) the Company realized a foreign exchange gain of approximately $148,000; and c) the Company realized gains on marketable securities aggregating $43,000. Normalized overhead expenses are growing as a result of increasing activity. At the time of writing, the Company’s overhead expense is approximately $600,000 dollars per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended September 30, 2007 and 2006, the following payments were made or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2007	2006

Consulting	$97326	$60462
Director fees	$17136	$10500
Geothermal consulting	$54021	$253767
Rent	$1238	$-

During the quarter the Board of Directors also evaluated and approved the hiring of former employees and the purchase of certain assets from Fairbank Engineering Limited, a Company owned by the President & CEO of the Company. Concurrently, the Company entered into an

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

employment agreement with Mr. Fairbank. In addition, the Company entered into a success based project financing contract with a director of the Company that will pay approximately $1.9 million upon successful closing of: a bridge loan of $20 million, construction financing of $100 million and take out equity financing of $100 million.

As at September 30, 2007, a total of $131,577 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2007 and up to the effective date of this MD&A, the Company has provided a letter of credit under the terms of the 20-year power purchase agreement with Nevada Power Company. As security for the letter of credit the Company has placed $645,000 USD on deposit at a Canadian Chartered Bank. Nevada Power Company has the right to draw upon these funds in the following circumstances: 1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met. In addition, one of the terms of the LGIA (executed during November) requires posting a letter of credit for $800,000 USF during the first quarter of 2008. The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. The only transaction during the quarter was the previously discussed purchase of assets and hiring of employees of Fairbank Engineering Ltd.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the three months ended September 30, 2007 the Company did not change any accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian Federal Government deposit insurance program. However, it is management’s opinion that the Company’s financial instruments are not exposed to significant credit or interest rate risk.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 7 of the financial statements. As at September 30, 2007, the Company had 76,941,671 common shares issued and outstanding. There are no other classes of shares issued and outstanding. As of the date of this report, the Company had 76,991,671 common shares outstanding. As at September 30, 2007, the Company had 6,672,500 stock options outstanding at various exercise prices and expiring on various future dates. As of the date of this report the Company had 6,472,500 stock options outstanding at various exercise prices and future dates. As at September 30, 2007, the Company had 42,743,667 share purchase warrants outstanding at various exercise prices and expiring at various future dates. As of the date of this report the Company had 42,743,666 share purchase warrants outstanding at various exercise prices at future dates. As at September 30, 2007, the Company had 3,419,493 agents’ units outstanding and exercisable at prices of $0.65 to $0.90 per unit expiring April 28, 2008 to March 1, 2009. Each unit consists of one share and one share purchase warrant. As of the date of this report 1,573,333 agents’ units were outstanding at an exercise price of $0.90 and 1,846,160 agent’s units were outstanding exercisable at $0.65. At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 133,046,823 common shares would be issued and outstanding.

INVESTOR RELATIONS

In December 2006, the Company extended its contract with Pro-Edge Consultants Inc., an investor relations firm that represents companies in the resource sector. The Company also retains Ms. Shelley Kirk for investor relations services on a contract basis.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow. At September 30, 2007, the Company had $13,540,315 in cash and equivalents on hand. At September 30, 2007, the Company had working capital of $10,962,394. The cash and equivalents on hand will be used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs. Historically the Company has been able to complete all of its exploration activities and to meet its financial commitments. To date, the Company’s activities have been funded primarily by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, as well as US Department of Energy funding on certain properties, and earn-in interests on certain properties. Subsequent to the quarter end the Company closed a bridge loan with Glitner Banki hf (“Glitner”) for $20 million. During the quarter the Company received a construction loan commitment from Morgan Stanley Senior Funding Inc. for $100 million, subsequently amended to include participation by Glitner, and a take out equity commitment from MS Greenrock LLC for $100 million. While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it into profitable production. The Company competes with other geothermal enterprises, some of which have greater resources to explore and to develop geothermal concessions. These resources include money, personnel, consultants and equipment.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentives with respect to production tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

The Company’s geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its ownership of these properties. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and of the geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. Committees of the Board presently consist of an Audit Committee, a Compensation and Nominating Committee and a Governance Committee. The Audit Committee consists of four directors, three of whom are considered independent. The role of the Audit Committee is to review the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors. The Compensation and Nominating Committee consists of the three directors, two of whom are considered independent The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders. The Governance Committee consists of four directors, three of whom are considered independent. The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

The board of directors has implemented the following policies: 1. Code of Business Conduct and Ethics. This policy reaffirms the Company’s high standards of conduct; 2. Code of Employee Conduct. This policy reaffirms the Company’s high expectations of its Members; 3. Communications and Corporate Disclosure Policy. The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements; 4. Privacy Policy. The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and 5. Whistle Blower Policy. The purpose of this policy is to provide the Company’s employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment. Copies of these policies are available from the Company.

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective and that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner (b) disclosed in reports is accumulated and communicated to management, including the Company’s President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended September 30, 2007	Form 51-102F1

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2007 audited financial statements, previously published management discussion and analysis, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

Exhibit 99.3

Form 52-109F2 Certification of Interim Filings

I Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2007

”Brian Fairbank”
Brian Fairbank
Chief Executive Officer

Exhibit 99.4

Form 52-109F2 Certification of Interim Filings

I, Andrew Studley, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2007

"Andrew Studley"
Andrew Studley
Chief Financial Officer